UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of FEBRUARY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  February 7, 2006                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    FEBRUARY 7, 2006

            TUMI RESOURCES STAKES THE OSTER SILVBERG SILVER PROSPECT,
                          BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV -TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce the acquisition, through staking, of the Oster Silvberg property (312 hectares) within the Bergslagen District of south-central Sweden.

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. The region has undergone several phases of folding and has been intruded by at least two generations of granitoids. Bergslagen is a highly mineralized district and one of the most important ore districts in Sweden, containing deposits of iron, manganese, base-metal and silver.

The Oster Silvberg mine, located 27 km south of the city of Falun, was once the chief producer of silver in Sweden in the fourteenth and fifteenth centuries, but there has been no production since the mid- 1920's. The host rock is generally a metamorphosed, fine-grained, bedded potassic rhyolite tuff. Near the ore contacts, the rock is often classified as an "ore quartzite" which is actually the tuff that has been altered to mostly quartz, garnet, mica, minor andalusite and other metamorphic minerals. The mineral bodies at Oster Silvberg are found in cross-fractures, spatially related to the metamorphosed tuff formations, which appear to have been formed by the regional folding that deformed the host rocks.

The principal ore was an argentiferous galena that formed a columnar body to the 220 metre level of the mine. Flanking the galena to the north and southeast occur some narrower pyrite-sphalerite orebodies containing very little galena and traces of chalcopyrite, quartz and fluorite. Complete mine production and grade records are not available. Early records indicate that silver production exceeded 32,000 ozs per year. One tabulation shows a total of only 2,900 ozs of silver mined in thirteen different years between 1636 and 1920. The mine suffered several shut-downs in these centuries due to rock caves, owing in part to the reduced production during these times. Various assays from the 17th and 18th centuries show that the Oster Silvberg galena carried from 1,053 to 4,335 g/t silver. In addition, the produced silver contained about 10% gold (from 100 to 430 g/t.)

The Company intends to obtain the historical records of this historic mine area for detailed study and believes the area has excellent potential for discovering new mineral occurrences either along strike or down-dip from the known mineralization or new mineralized zones.

Says David Henstridge: "As a silver explorer, our focus has been on Mexico, one of the world's most important silver producers, where we are continuing advanced exploration at the La Trini project. Further research for new silver projects took us to the Bergslagen District in Sweden and specifically the historic Sala Silver Mine. Sala once produced some of the richest silver ores in the world with grades as high as 7,000 g/t. Our research indicated the ground was open at the old Sala Mine, so the Company has staked the mine and surrounding ground. We believe that modern exploration methods may help discover new silver occurrences in and around the old mines. Identifying Sala also led to the discovery of other silver prospects in the Bergslagen District and the Company now has under lease the Sala, Svardsjo, Hallefors, Kalvbacken, Tomtebo, Lovasens and Skalbo silver exploration properties and now the Oster Silvberg property as well. Most of these properties have had some historical silver production. Tumi has made a serious commitment to silver exploration in Sweden and the Company has applied for further exploration licences in Sweden."

The qualified person for the Oster Silvberg Project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has verified the contents of this news release.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD  LOOKING  STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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